Exhibit 11
VARLEN CORPORATION AND SUBSIDIARIES
Computation of Per Share Earnings
Unaudited
(Thousands, Except Per Share Amounts)

                                     Three Months Ended   Six Months Ended
Primary Earnings Per Share:           8/2/97    8/3/96    8/2/97    8/3/96

Net earnings                           5,438     5,900     10,447    10,722

Computation of the Weighted Average
Number of Shares Outstanding as Used
in the Primary Earnings Per Share
Computation:

Weighted average number of shares
 outstanding                           5,788     5,774      5,783     5,814

Shares assumed issued under the
 treasury stock method                   323       242        278       240

Weighted average number of shares
 outstanding, as adjusted              6,111     6,016      6,061     6,054


Primary Earnings Per Share:             0.89      0.98       1.72      1.77


Fully Diluted Earnings Per Share:

Reconciliation of net earnings per
 the condensed consolidated financial
 statements to the amount used for
 the fully diluted computation:

 Net earnings                          5,438      5,900    10,447   10,722

 Add interest on 6.5% convertible
  subordinated debentures, net of
  income tax effects                     682        680     1,372    1,383

 Net earnings, as adjusted             6,120      6,580    11,819   12,105

Computation of the Weighted Average
 Number of Shares Outstanding as
 Used in the Fully Diluted Earnings
 Per Share Computation:

 Weighted average number of shares
  outstanding                          5,788      5,774     5,783    5,814

 Shares assumed issued under the
  treasury stock method                  363       241        359      240

 Shares issuable from assumed
  exercise of 6.5% convertible
  subordinated debenture               3,055     3,055      3,055    3,055

 Weighted average number of shares
  outstanding, as adjusted             9,206     9,070      9,197    9,109


Fully Diluted Earnings Per Share:       0.66      0.73       1.29     1.33
